Exhibit 99.4

Paris, May 6, 2009

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
First quarter 2009 results
  First quarter 2009 results1-2

• Adjusted net income[3]	2.1 billion euros	-35%
	2.8 billion dollars	-44%
	0.95 euros per share	-35%
	1.23 dollars per share	-43%
• Net income (Group share)	2.3 billion euros	-36%
   Highlights since the beginning of the first quarter 2009
•	Upstream production of 2,322 kboe/d in the first quarter 2009

•	Started up deep-offshore Nigeria Akpo field

•	Formed a strategic alliance with Cobalt International Energy, L.P. for deep-offshore Gulf of Mexico exploration

•	Launched engineering studies for Ichthys LNG in Australia

•	Extended contract for Gasco joint venture in the United Arab Emirates, renewed Blocks C17 and C137 contracts in Libya, and extended concessions for Aguada Pichana and San Roque in Argentina

•	Signed heads of agreement with Japanese buyers to deliver 25 million tons of LNG between 2011 and 2020 from Bontang in Indonesia

•	Signed exploration contracts for the Absheron block in Azerbaïdjan with SOCAR and for the DBSCL-02 and 03 blocks in the Mekong Delta area with Petrovietnam

•	Acquired a 50% interest in a research and demonstration program for the development of shale oil in Colorado

•	Consolidated European styrene production at Gonfreville plant with start-up of expanded world-class unit

•	Announced a plan to adapt and modernize refining and petrochemicals activities in France

•	Announced a project to build a plant in France to manufacture silicium wafers to supply the photovoltaic industry

•	Partnership with GDF SUEZ for the EPR project in Penly in France

[1]	percent changes are relative to the same period 2008.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.3029 $/€ in the first quarter 2009, 1.4976 $/€ in the first quarter 2008, and 1.3180 $/€ in the fourth quarter 2008.

[3]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger.

The Board of Directors of Total, led by Chairman Thierry Desmarest, met on May 5, 2009 to review the Group’s first quarter 2009 accounts.
Adjusted net income was 2,113 million euros (M€), a decrease of 35% compared to the first quarter 2008.
Commenting on the results, CEO Christophe de Margerie said :
« In the first quarter 2009, the Brent oil price fell by more than 50% compared to the first quarter 2008 and 20% compared to the fourth quarter 2008. Supported by OPEC production cuts, Brent has traded around the 40-50 $/b range. The price of natural gas declined significantly in the main markets. The European refining margin indicator, while higher than in the previous year, deteriorated progressively. The environment for chemicals suffered the full impact of the decline in demand. The dollar averaged 1.30 $/€.
In an environment dominated by global recession, our first quarter 2009 adjusted net income expressed in dollars was 2.8 billion dollars (B$), a decrease of 44% compared to the first quarter 2008, the most limited decrease among the majors. The Group invested 3.7 B$, a pace comparable to the same period in 2008, and generated 2 B$ of net cash flow. The net-debt-to-equity ratio was 19% at March 31, 2009.
These results demonstrate the resilience and financial strength of the Group and its capacity to pursue its development in a weak environment.
Total’s hydrocarbon production decreased, essentially due to the impact of OPEC reductions. The giant Akpo field in deep-offshore Nigeria started up at the end of the quarter and will contribute significantly to production for the rest of the year. Development is ongoing for four additional major projects for the Group in 2009, Tahiti in the Gulf of Mexico, Yemen LNG, Tombua Landana in Angola and Qatargas II train B, which should start up between now and the end of the year.
While keeping its commitment to safety and the environment, Total initiated plans in all of its segments to reduce costs and optimize pending projects. In addition, the Group announced a plan during the quarter to modernize its refining and petrochemicals activities in France within the framework of its strategy to adapt its industrial sites.
In addition, the Group continued to seize targeted opportunities to strengthen its portfolio for the long term. Notably, Total entered into a strategic alliance for exploration in the Gulf of Mexico. This venture, along with recent contract extensions in key countries, reaffirms the Group’s confidence in its model for organic growth to create value over the long term.
Total, as a leading player in most countries where it operates, continues, more than ever, to participate in the development of local economies. Our financial strength and discipline allow us to pursue our strategy of maintaining a strong investment program, an ongoing level of recruitment, and socially responsible actions to sustain our model for growth. »
w w w

• Key figures 4

in millions of euros				1Q09 vs
except earnings per share and number of shares	1Q09	4Q08	1Q08	1Q08

Sales	30,041	38,714	44,213	-32%
Adjusted operating income from business segments	3,615	5,126	7,119	-49%
Adjusted net operating income from business segments	2,050	2,942	3,200	-36%
• Upstream	1,482	1,995	2,731	-46%
• Downstream	600	770	311	+93%
• Chemicals	-32	177	158	na
Adjusted net income	2,113	2,873	3,254	-35%
Adjusted fully-diluted earnings per share (euros)	0.95	1.29	1.44	-35%
Fully-diluted weighted-average shares (millions)	2,235.4	2,235.5	2,254.0	-1%
Net income (Group share)	2,290	-794	3,602	-36%
Investments	2,935	4,758	2,643	+11%
Investments including net investments in equity affiliates and non-consolidated companies	2,840	4,565	2,546	+12%
Divestments	472	943	198	+138%
Cash flow from operations	3,994	4,093	5,316	-25%
Adjusted cash flow from operations	3,372	4,830	4,331	-22%

in millions of dollars [5] except earnings per share and number of shares	1Q09	4Q08	1Q08	1Q09 vs 1Q08
Sales	39,140	51,025	66,213	-41%
Adjusted operating income from business segments	4,710	6,756	10,661	-56%
Adjusted net operating income from business segments	2,671	3,878	4,792	-44%
• Upstream	1,931	2,629	4,090	-53%
• Downstream	782	1,015	466	+68%
• Chemicals	-42	233	237	na
Adjusted net income	2,753	3,787	4,873	-44%
Adjusted fully-diluted earnings per share (dollars)	1.23	1.69	2.16	-43%
Fully-diluted weighted-average shares (millions)	2,235.4	2,235.5	2,254.0	-1%
Net income (Group share)	2,984	-1,046	5,394	-45%
Investments	3,824	6,271	3,958	-3%
Investments including net investments in equity affiliates and non-consolidated companies	3,700	6,017	3,813	-3%
Divestments	615	1,243	297	+107%
Cash flow from operations	5,204	5,395	7,961	-35%
Adjusted cash flow from operations	4,393	6,366	6,486	-32%

[4]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items affecting operating income and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are listed on page 15.

[5]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

• First quarter 2009 results
     > Operating income
In the first quarter 2009, the Brent price averaged 44.5 $/b, a decrease of 54% compared to the first quarter 2008 and 20% compared to the fourth quarter 2008. The European refining margin indicator averaged 34.7 $/t for the first quarter 2009, an increase compared to the first quarter 2008, but was poor in the month of March. Petrochemical margins continued to be affected by weak demand.
The euro-dollar exchange rate averaged 1.30 $/€ in the first quarter 2009 compared to 1.50 $/€ in the first quarter 2008 and 1.32 $/€ in the fourth quarter 2008.
In this environment, the adjusted operating income from the business segments6 was 3,615 M€, a decrease of 49% compared to the first quarter 2008. Expressed in dollars, the decrease was 56%.
The effective tax rate7 for the business segments was 52% in the first quarter 2009 compared to 59% in the first quarter 2008, with the lower rate resulting mainly from the decrease in the share of the Upstream segment in adjusted operating income from business segments and the decrease in the effective tax rate for the Upstream segment. The effective tax rate for the business segments was 51% in the fourth quarter 2008.
Adjusted net operating income from the business segments was 2,050 M€ compared to 3,200 M€ in the first quarter 2008, a decrease of 36%.
The smaller decrease, relative to the decrease in adjusted operating income, is essentially due to the lower effective tax rate between the two quarters.
Expressed in dollars, adjusted net operating income from the business segments was 2.7 billion dollars (B$), a decrease of 44% compared to the first quarter 2008 and 31% compared to the fourth quarter 2008.
     > Net income
Adjusted net income was 2,113 M€ compared to 3,254 M€ in the first quarter 2008, a decrease of 35%. Expressed in dollars, adjusted net income decreased by 44%.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact on net income of 327 M€ in the first quarter 2009 and 274 M€ in the first quarter 2008.

•	Special items had a negative impact on net income of 87 M€ in the first quarter 2009, and were comprised mainly of provisions in the Downstream and Chemicals segments. Special items had a positive impact on net income of 145 M€ in the first quarter 2008.

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 63 M€ in the first quarter 2009 and 71 M€ in the first quarter 2008.
Reported net income (Group share) was 2,290 M€ compared to 3,602 M€ in the first quarter 2008.
The effective tax rate7 for the Group was 52% in the first quarter 2009.
The Group did not buy back shares in the first quarter 2009.
Adjusted fully-diluted earnings per share, based on 2,235.4 million fully-diluted weighted-average shares, was 0.95 euros compared to 1.44 euros in the first quarter 2008, a decrease of 35%.
Expressed in dollars, adjusted fully-diluted earnings per share fell by 43% to $1.23.

[6]	special items affecting operating income from the business segments had a negative impact of -103 M€ in the first quarter 2009 and no impact in the first quarter 2008.

[7]	defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

     > Investments — divestments8
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 2.7 B€ (3.6 B$) in the first quarter 2009 compared to 2.5 B€ (3.7 B$) in the first quarter 2008.
Acquisitions were 93 M€ in the first quarter 2009.
Asset sales in the first quarter 2009 were 359 M€, consisting essentially of Sanofi-Aventis shares.
Net investments9 were 3.2 B$ in the first quarter 2009 compared to 3.7 B$ in the first quarter 2008.
     > Cash flow
Cash flow from operating activities was 3,994 M€ in the first quarter 2009, a decrease of 25% compared to the first quarter 2008.
Adjusted cash flow 10 was 3,372 M€, a decrease of 22%.
Expressed in dollars, adjusted cash flow was 4.4 B$, a decrease of 32%.
Net cash flow11 for the Group was 1,531 M€ compared to 2,871 M€ in the first quarter 2008.
Expressed in dollars, net cash flow for the Group was 2 B$ in the first quarter 2009.
The net-debt-to-equity ratio was 19.1% on March 31, 2009 compared to 22.5% on December 31, 2008 and 21.0% on March 31, 2008.

[8]	detail shown on page 16.

[9]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + repayments by employees for loans related to stock purchase plans.

[10]	cash flow from operations at replacement cost before changes in working capital.

[11]	net cash flow = cash flow from operations + divestments - gross investments.

•     Analysis of business segment results
Upstream
     > Environment — liquids and gas price realizations *

	1Q09	4Q08	1Q08	1Q09 vs 1Q08

Brent ($/b)	44.5	55.5	96.7	-54%
Average liquids price ($/b)	41.5	49.4	90.7	-54%
Average gas price ($/Mbtu)	5.98	7.57	6.67	-10%
Average hydrocarbons price ($/boe)	38.8	47.1	70.5	-45%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Total’s average realized liquids price decreased by 54% compared to the first quarter 2008, in line with the change in Brent.
The average realized price for Total’s natural gas decreased by 10% compared to the first quarter 2008, reflecting the positive lag effect in certain gas contract price formulas.
     > Production

Hydrocarbon production	1Q09	4Q08	1Q08	1Q09 vs 1Q08

Combined production (kboe/d)	2,322	2,354	2,426	-4.3%
• Liquids (kb/d)	1,413	1,434	1,510	-6.4%
• Gas (Mcf/d)	4,957	5,127	4,989	-0.6%
In the first quarter 2009, hydrocarbon production was 2,322 thousand barrels of oil equivalent per day (kboe/d), a decrease of close to 4.5% compared to the first quarter 2008, mainly as a result of:
•	-4% for OPEC reductions,

•	-1.5% related to disruptions in Nigeria due to security issues, notably with the shutdown of the Soku gas plant,

•	-1.5% for portfolio changes, mainly the dilution of PetroCedeño in Venezuela

•	+2.5% for the price effect[12],
The start-up of new projects, such as Jura in the North Sea and Moho Bilondo in Congo, offsets the natural decline.
Compared to the fourth quarter 2008, hydrocarbon production decreased by close to 1.5% due to negative impacts from OPEC reductions (-3%), disruptions in Nigeria due to security issues (-1%) and portfolio changes (-1.5%). These negative impacts were partially offset by positive impacts that increased production by 4%, mainly linked to the re-start of the Al Jurf field in Libya, production ramp-ups on new fields, and the price effect12.

[12]	impact of changing hydrocarbon prices on entitlement volumes.

Results

in millions of euros	1Q09	4Q08	1Q08	1Q09 vs 1Q08

Adjusted operating income*	2,892	3,727	6,423	-55%
Adjusted net operating income*	1,482	1,995	2,731	-46%
• Includes income from equity affiliates	227	269	282	-20%
Investments	2,250	3,283	2,178	+3%
Divestments	129	270	107	+21%
Cash flow	2,578	2,139	4,251	-39%
Adjusted cash flow	2,679	2,849	3,845	-30%

*	detail of adjustment items shown in business segment information.
Adjusted net operating income for the Upstream segment was 1,482 M€ in the first quarter 2009 compared to 2,731 M€ in the first quarter 2008, a decrease of 46%.
Expressed in dollars, adjusted net operating income for the Upstream segment decreased by 53%, reflecting essentially the impact of lower hydrocarbon prices.
The effective tax rate for the Upstream segment was 58% compared to 62% in the first quarter 2008, reflecting mainly lower oil prices and mix effects. The effective tax rate was 57% in the fourth quarter 2008.
The return on average capital employed (ROACE13) for the Upstream segment for the twelve months ended March 31, 2009 was 31.2% compared to 35.9% for 2008.

[13]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Downstream
     > Refinery throughput and utilization rates*

	1Q09	4Q08	1Q08	1Q09 vs 1Q08

Total refinery throughput (kb/d)	2,236	2,371	2,389	-6%
• France	895	944	930	-4%
• Rest of Europe	1,086	1,146	1,169	-7%
• Rest of world	255	281	290	-12%
Utilization rates
• Based on crude only	81%	90%	87%
• Based on crude and other feedstock	86%	91%	92%

*	includes share of CEPSA.
Refinery throughput decreased by 6% compared to the first quarter 2008, reflecting mainly a larger impact from turnarounds for maintenance, which affected the Lindsey and Donges refineries in the first quarter 2009, and a discretionary reduction of volumes at the Port Arthur refinery in March.
The utilization rates based on crude throughput and based on the throughput of crude and other feedstock were 81% and 86% respectively in the first quarter 2009 compared to 87% and 92% in the first quarter 2008 and 90% and 91% in the fourth quarter 2008.
     > Results

in millions of euros
except TRCV refining margins	1Q09	4Q08	1Q08	1Q09 vs 1Q08

European refining margin indicator — TRCV ($/t)	34.7	41.4	24.6	+41%
Adjusted operating income*	791	1,145	498	+59%
Adjusted net operating income*	600	770	311	+93%
• includes income from equity affiliates	33	21	2	x16.5
Investments	495	972	294	+68%
Divestments	36	18	24	+50%
Cash flow from operating activities	1,648	603	1,168	+41%
Adjusted cash flow	934	1,409	520	+80%

*	detail of adjustment items shown in business segment information in the financial statements.

The European refinery indicator averaged 34.7 $/t over the quarter, an increase of 41% compared to the first quarter 2008 and a decrease of 16% compared to the fourth quarter 2008. At the end of the quarter, margins were notably affected by a drop in distillate margins linked to weak demand.
Adjusted net operating income from the Downstream segment was 600 M€ in the first quarter 2009, an increase of 93% compared to the first quarter 2008 and a decrease of 22% compared to the fourth quarter 2008.
Expressed in dollars, adjusted net operating income for the Downstream segment increased by 68% compared to the first quarter 2008 and decreased by 23% compared to the fourth quarter 2008.
The ROACE14 for the Downstream segment for the twelve months ended March 31, 2009 was 23.3% compared to 19.9% for 2008.

[14]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Chemicals

in millions of euros	1Q09	4Q08	1Q08	1Q09 vs 1Q08

Sales	3,218	4,012	5,229	-38%
• Base chemicals	1,776	2,449	3,420	-48%
• Specialties	1,442	1,563	1,809	-20%
Adjusted operating income*	(68)	254	198	na
Adjusted net operating income*	(32)	177	158	na
• Base chemicals	(40)	109	61	na
• Specialties	16	55	98	-84%
Investments	179	477	164	+9%
Divestments	6	20	7	-14%
Cash flow from operating activities	178	939	(202)	na
Adjusted cash flow	(134)	323	266	na

*	detail of adjustment items shown in business segment information in the financial statements.
In the first quarter 2009, petrochemical margins and volumes were impacted by weak global demand. The environment for Specialty chemicals, particularly in the auto and construction markets, was also severely impacted by the economic crisis.
First quarter 2009 sales for the Chemical segment were 3,218 M€, a decrease of 38% compared to the first quarter 2008.
The adjusted net operating loss for the Chemicals segment was 32 M€.
The ROACE15 for the Chemicals segment for the twelve months ended March 31, 2009 was 6.6% compared to 9.2% for 2008.

[15]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

•     Summary and outlook
The ROACE16 for the Group for the twelve months ended March 31, 2009 was 24% compared to 26% for 2008. Return on equity for the twelve months ended March 31, 2009 was 28.2% compared to 31.5% for 2008.
Pending approval at the Annual Shareholders Meeting on May 15, 2009, TOTAL S.A. will pay on May 22, 2009 the remaining 1.14 € per share17 of the 2008 dividend, which is equal in amount to the interim dividend paid in November 2008. The full-year 2008 dividend of 2.28 € per share represents an increase of 10%.
The coming months will be marked by a ramp-up in production from the Akpo field in Nigeria and the start-up of four additional major Upstream projects, Tahiti in the Gulf of Mexico, Yemen LNG and then Tombua Landana in Angola and Qatargas II. In the Downstream, Total will study with Saudi Aramco the bids for the construction of the Jubail refinery in Saudi Arabia. In petrochemicals, Qatofin, one of the largest ethane-based crackers in the world, is expected to enter into service by year-end in Qatar. At Lacq, in the south of France, the CO2 capture and sequestration pilot program should start in the summer.
Cost reduction programs that have been initiated across the company, combined with lower prices for services and materials, will reduce the 2009 breakeven point. Teams have also been mobilized to cut development costs as a prerequisite to launch pending projects.
Since the beginning of the second quarter 2009, the Brent price has stabilized around 50 $/b. Market conditions in the Downstream and Chemicals are difficult due to weak demand, despite lower raw material costs.
Total’s financial strength, discipline and capacity to adapt allow it to maintain, even in a weak environment, its investment policy, its dividend policy and its commitment to operate throughout the world as a responsible company.
♦ ♦ ♦
To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 043 2440 in Europe or +1 866 907 5930 in the U.S. (access code : Total). For a replay, please consult the website or call +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 246 225).

[16]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18

[17]	the ex-dividend date for the remainder of the 2008 dividend would be May 19, 2009.

The March 31, 2009 notes to the consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

Operating information by segment
First quarter 2009
•     Upstream

Combined liquids and gas production by region
(kboe/d)	1Q09	4Q08	1Q08	1Q09 vs 1Q08

Europe	686	684	626	+10%
Africa	741	746	851	-13%
North America	11	13	15	-27%
Far East	255	241	251	+2%
Middle East	419	426	438	-4%
South America	184	217	217	-15%
Rest of world	26	27	28	-7%

Total production	2,322	2,354	2,426	-4%

Includes equity and non-consolidated affiliates	350	400	396	-12%

Liquids production by region (kb/d)	1Q09	4Q08	1Q08	1Q09 vs 1Q08

Europe	320	321	299	+7%
Africa	633	618	716	-12%
North America	10	12	11	-9%
Far East	36	31	27	+33%
Middle East	315	320	335	-6%
South America	85	118	110	-23%
Rest of world	14	14	12	+17%

Total production	1,413	1,434	1,510	-6%

Includes equity and non-consolidated affiliates	294	341	339	-13%

				1Q09 vs
Gas production by region (Mcf/d)	1Q09	4Q08	1Q08	1Q08

Europe	1,985	1,957	1,775	+12%
Africa	551	658	690	-20%
North America	8	8	23	-65%
Far East	1,223	1,280	1,245	-2%
Middle East	574	604	580	-1%
South America	549	550	589	-7%
Rest of world	67	70	87	-23%

Total production	4,957	5,127	4,989	-1%

Includes equity and non-consolidated affiliates	302	316	306	-1%

				1Q09 vs
Liquefied natural gas	1Q09	4Q08	1Q08	1Q08

LNG sales* (Mt)	2.10	2.38	2.32	-9%

*	sales, Group share, excluding trading ; 1 Mt/y = approx. 133 Mcf/d ; data from 2008 previous period have been restated to reflect volumes estimation for Bontang LNG in Indonesia based on the 2008 SEC coefficient.
•	Downstream

				1Q09 vs
Refined products sales by region (kb/d)*	1Q09	4Q08	1Q08	1Q08

Europe	2,176	2,186	2,144	+1%
Africa	277	281	280	-1%
Americas	189	168	156	+21%
Rest of world	128	156	145	-12%

Total consolidated sales	2,770	2,791	2,725	+2%

Trading	1,000	860	944	+6%

Total refined product sales	3,770	3,651	3,669	+3%

*	includes trading and share of CEPSA.

Adjustment items
•	Adjustments to operating income from business segments

in millions of euros	1Q09	4Q08	1Q08

Special items affecting operating income from the business segments	(103)	(375)	—
• Restructuring charges	—	—	—
• Impairments	—	(177)	—
• Other	(103)	(198)	—
Pre-tax inventory effect : FIFO vs. replacement cost	477	(4,372)	375

Total adjustments affecting operating income from the business segments	374	(4,747)	375

•	Adjustments to net income (Group share)

in millions of euros	1Q09	4Q08	1Q08

Special items affecting net income (Group share)	(87)	(373)	145
• Equity share of special items recorded by Sanofi-Aventis	—	—	—
• Gain on asset sales	13	17	145
• Restructuring charges	(6)	(21)	—
• Impairments	—	(171)	—
• Other	(94)	(198)	—
Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangibles)	(63)	(166)	(71)

After-tax inventory effect : FIFO vs. replacement cost	327	(3,128)	274

Total adjustments to net income	177	(3,667)	348

*	based on Total’s share in Sanofi-Aventis of 10.9% at 3/31/2009, 11.4% at 12/31/2008 and 13.2% at 3/31/2008.
Effective tax rates

Effective tax rate*	1Q09	4Q08	1Q08

Upstream	58.1%	57.4%	62.3%
Group	52.2%	50.6%	59.4%

*	tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments — Divestments

				1Q09 vs
in millions of euros	1Q09	4Q08	1Q08	1Q08

Investments excluding acquisitions includes net investments in equity affiliates and non-consolidated companies	2,747	4,059	2,498	+10%
• Capitalized exploration	228	183	172	+33%
• Net investments in equity affiliates and non-consolidated companies	225	74	112	+101%
Acquisitions	93	506	48	+94%
Investments including acquisitions includes net investments in equity affiliates and non-consolidated companies	2,840	4,565	2,546	+12%

Asset sales	359	732	75	x5

Net investments*	2,463	3,815	2,445	+1%

				1Q09 vs
in millions of dollars **	1Q09	4Q08	1Q08	1Q08

Investments excluding acquisitions includes net investments in equity affiliates and non-consolidated companies	3,579	5,350	3,741	-4%
• Capitalized exploration	297	241	258	+15%
• Net investments in equity affiliates and non-consolidated companies	293	98	168	+74%
Acquisitions	121	667	72	+68%
Investments including acquisitions includes net investments in equity affiliates and non-consolidated companies	3,700	6,017	3,813	-3%

Asset sales	468	965	112	x4

Net investments*	3,209	5,028	3,662	-12%

*	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

**	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	3/31/2009	12/31/2008	3/31/2008

Current borrowings	4,771	7,722	4,861
Net current financial assets	(80)	(29)	(238)
Non-current financial debt	19,078	16,191	13,388
Hedging instruments of non-current debt	(934)	(892)	(651)
Cash and cash equivalents	(13,319)	(12,321)	(8,341)

Net debt	9,516	10,671	9,019

Shareholders equity	52,597	48,992	45,750
Estimated dividend payable*	(3,812)	(2,540)	(3,537)
Minority interests	1,004	958	833

Equity	49,789	47,410	43,046

Net-debt-to-equity ratio	19.1%	22.5%	21.0%

*	based on the hypothesis of an annual dividend of 2.28 €/share less 2,541 M€ for the interim dividend paid in November 2008.
2009 Sensitivities*

			Impact on adjusted	Impact on adjusted
			operating	net operating
	Scenario	Change	income(e)	income(e)

Dollar	1.30 $/€	+0.1 $ per€	-1.3 B€	-0.7 B€
Brent	60 $/b	+1 $/b	+0.32 B€ / 0.42 B$	+0.15 B€ / 0.20 B$
European refining margins TRCV	30 $/t	+1 $/t	+0.08 B€ / 0.11 B$	+0.06 B€ / 0.07 B$

*	sensitivities revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 75% and 65% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed
•	For the twelve months ended March 31, 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	9,475	2,858	478	12,811	13,462
Capital employed at 3/31/2008*	25,731	11,415	7,266	44,412	52,015
Capital employed at 3/31/2009*	35,027	13,095	7,175	55,297	61,688

ROACE	31.2%	23.3%	6.6%	25.7%	23.7%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 129 M€ pre-tax at 3/31/2008.
•	For the twelve months ended December 31, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	10,724	2,569	668	13,961	14,664
Capital employed at 12/31/2007*	27,062	12,190	7,033	46,285	54,158
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721	59,764

ROACE	35.9%	19.9%	9.2%	27.9%	25.7%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 134 M€ pre-tax at 12/31/2007 and 256 M€ pre-tax at 12/31/2008.
•	For the twelve months ended March 31, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	9,619	2,138	726	12,483	13,147
Capital employed at 3/31/2007*	24,808	11,442	7,129	43,379	50,773
Capital employed at 3/31/2008*	25,731	11,415	7,266	44,412	52,015

ROACE	38.1%	18.7%	10.1%	28.4%	25.6%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 153 M€ pre-tax at 3/31/2007 and 129 M€ pre-tax at 3/31/2008.